September 4, 2025

Nathaniel Bradley
Chief Executive Officer
Datavault AI Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

       Re: Datavault AI Inc.
           Draft Registration Statement on Form S-3
           Submitted August 27, 2025
           CIK No. 000168149
Dear Nathaniel Bradley:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   David E. Danovitch